Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2010	2009	2010	2009

Income before income taxes	$881	$941	$1,738	$1,668
Interest	97	94	195	186
Portion of rentals deemed to be interest	16	19	33	39
Income available for fixed charges	$994	$1,054	$1,966	$1,893

Fixed charges:
Interest	$97	$94	$195	$186
Portion of rentals deemed to be interest	16	19	33	39
Total fixed charges	113	113	228	225
Preferred stock dividend requirements	1	1	2	2
Total fixed charges and preferred stock dividend requirements	$114	$114	$230	$227
Ratio of earnings to fixed charges	8.70	9.35	8.53	8.44
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	8.78	9.26	8.61	8.35

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.